UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date September 9, 2019	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

IN RELATION TO STRATEGIC COOPERATION AGREEMENT

ENTERED INTO BETWEEN CEA HOLDING,

THE CONTROLLING SHAREHOLDER,

AND JUNEYAO GROUP

This announcement is made by the Company pursuant to the disclosure requirements under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the board of directors warrant that the information set out in this announcement is true, accurate and complete, and that there is no false and misleading statement or material omission in this announcement.

In order to fully leverage on the respective favorable resources of both parties in response to the diverse market demand, based on the principle of mutual complementarity, mutual benefit, fairness, impartiality and equity, CEA Holding and JuneYao Group have achieved strategic cooperation between state-owned capital and private capital by way of capital cooperation such as cross shareholding between the two groups and/or their controlled subsidiaries. The strategic cooperation is of key strategic significance in promoting the construction of “Five Centers” in Shanghai, establishing Shanghai as an international aviation hub and air transportation center as well as intensifying mixed ownership reform of state-owned enterprises and fostering the future sustainable development of both parties. In order to further strengthen subsequent cooperation matters, upon friendly negotiation, CEA Holding and JuneYao Group entered into the Strategic Cooperation Framework Agreement.

The Company is the core company of CEA Holding. Provided that it is in compliance with laws and regulations and is in the interests of the Company and its shareholders as a whole, under the guidance of the Strategic Cooperation Framework Agreement, the Company will further negotiate and finalize specific cooperation matters with JuneYao Group and/or its controlled subsidiaries, so as to strengthen the all-rounded cooperation with JuneYao Group and/or its controlled subsidiaries in various fields.

The Strategic Cooperation Framework Agreement is the result of negotiations in line with the intent for cooperation and principles of cooperation between CEA Holding and JuneYao Group. The Company expects that, with the promotion and implementation of the specific cooperation projects under the Strategic Cooperation Framework Agreement, there will be positive impacts on the future operating development and capital structure of the Company.

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirements under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange Listing Rules”).

I.	GENERAL INFORMATION ON THE EXECUTION OF THE STRATEGIC COOPERATION FRAMEWORK AGREEMENT

On 6 September 2019, the Company received a notice from China Eastern Air Holding Company Limited (“CEA Holding”), the controlling shareholder of the Company, stating that upon friendly negotiation, CEA Holding and Shanghai Juneyao (Group) Co., Ltd. (“JuneYao Group”) entered into a strategic cooperation framework agreement (the “Strategic Cooperation Framework Agreement” or “Framework Agreement”) in Shanghai on 6 September 2019.

II.	GENERAL INFORMATION AND BACKGROUND OF THE PARTIES TO THE STRATEGIC COOPERATION FRAMEWORK AGREEMENT

1.

CEA Holding is one of the three major state-owned air transportation groups in China. Upon continuous industrial restructuring and resource optimization and integration, it has fundamentally developed into a more comprehensive air transportation system focusing on the core business of air transportation, which in particular includes eight major sectors such as air transportation, aviation real estate, aviation finance, catering and media culture. The legal representative of CEA Holding is Mr. Liu Shaoyong.

2.

JuneYao Group is a modern service industry enterprise focusing on industrial investment. It has developed five business segments, namely air transportation, financial services, modern consumption, education services and technological innovation. The legal representative of JuneYao Group is Mr. Wang Junjin.

3.

In order to fully leverage on the respective favorable resources of both parties in response to the diverse market demand, based on the principle of mutual complementarity, mutual benefit, fairness, impartiality and equity, CEA Holding and JuneYao Group have achieved strategic cooperation between state-owned capital and private capital by way of capital cooperation such as cross shareholding between the two groups and/or their controlled subsidiaries. The strategic cooperation is of key strategic significance in promoting the construction of “Five Centers” in Shanghai, establishing Shanghai as an international aviation hub and air transportation center as well as intensifying mixed ownership reform of state-owned enterprises and fostering the future sustainable development of both parties. In order to further strengthen subsequent cooperation matters, upon friendly negotiation, CEA Holding and JuneYao Group entered into the Strategic Cooperation Framework Agreement.

As of the date of the signing of the Strategic Cooperation Framework Agreement, JuneYao Group and its subsidiaries held a total of 10% of A shares and 10.23% of H shares of the Company, representing approximately 10.07% of the total share capital of the Company, and thus are connected persons of the Company under the Stock Exchange Listing Rules.

III.	PRINCIPAL TERMS OF THE STRATEGIC COOPERATION FRAMEWORK AGREEMENT

1.	Corporate Governance

Provided that it is in compliance with relevant laws and regulations and the articles of associations of CEA and Juneyao Airlines Co., Ltd. (“Juneyao Airlines”), CEA Holding and JuneYao Group will each procure the nomination of one director to each of the Company and Juneyao Airlines, being the respective controlled subsidiaries, and will facilitate the appointments of the nominated directors as a member of the strategic development committee or the strategic planning committee and the nomination and remuneration committee or the remuneration and appraisal committee of the board of directors. Prior to the completion of the abovementioned director appointment procedures, the director candidates of both parties shall attend the meetings of the board of directors and relevant specific board committees of the other party as observers of the board of directors.

2.	Business Cooperation

CEA Holding and JuneYao Group will regard each other as the priority business partner in air transportation and relevant fields, and promote each specific matter of strategic cooperation in accordance with the principles of reciprocity, priority, fairness and mutual success and in compliance with laws and regulations. Provided that it is in compliance with the relevant laws and regulations, both parties will establish a business cooperation promotion committee headed by the leading management personnel of each other’s listed subsidiaries in the aviation sector, so as to jointly promote the comprehensive strategic cooperation between both parties in various business areas.

Fully leveraging on their respective advantages in various aspects such as channels, research, development and marketing, the two parties will realize business cooperation and development in the fields of air transportation marketing, operation and service guarantee, flight maintenance, logistics and trade, aviation-related financial services and investment business, aviation professionals cooperation, auxiliary aviation business and other potential cooperation areas, thereby fully integrating the high-quality resources of both parties and achieving mutual success.

3.	Other Matters

The Framework Agreement shall take effect from the date of signing and affixing of official seal or special seal for contract by the legal representatives or authorized representatives of both parties. The agreement shall be valid for five years. Unless written objection is served by a party, the agreement shall be automatically renewed for five years upon expiration.

The matters in relation to the cooperation as stipulated in the Framework Agreement will be implemented on the basis of full communication and negotiation between both parties. Other matters that were not provided in the Framework Agreement shall be determined by subsequent negotiation(s) between both parties.

IV.	IMPACT ON THE LISTED COMPANY

The headquarters and major operating bases of the Company and Juneyao Airlines, a subsidiary of JuneYao Group, are located in Shanghai, bringing significant strategic synergies. The strategic cooperation between the two parties will optimize passengers’ travel experience, speed-up the construction of the “air transportation center” in Shanghai and actively serve the Yangtze River Delta integration strategy.

V.	RISK REMINDER

The Strategic Cooperation Framework Agreement is a guidance document for the cooperation between CEA Holding and JuneYao Group, and is a framework and intentional agreement in line with the intent and principles of cooperation of both parties. The cooperation or specific cooperation matters such as relevant cooperation arrangements and agreements on rights and obligations provided in the Framework Agreement are subject to separate negotiation and agreement between both parties, and the specific implementation is subject to coordination by both parties. Therefore, the implementation of such agreement involves certain uncertainties.

The Strategic Cooperation Framework Agreement is tentatively not required to be submitted for review by the board of directors or at a general meeting of the Company. The Company will, upon the finalization of the details of the cooperation, implement corresponding decisions and approval procedures and fulfill its information disclosure obligations (if required) in accordance with laws and regulations, regulatory documents and the rules and requirements stipulated by the internal rules and systems of the Company such as, the Rules Governing the Listing of Stocks on Shanghai Stock Exchange and the articles of association of the Company.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 6 September 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee representative Director).